UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                                                 COMMISSION FILE
                                   FORM 12b-25                        NUMBER
                                                                     1-11596

                           NOTIFICATION OF LATE FILING            CUSIP NUMBER
                                                                   714157-10-4

(Check One):      [X] Form  10-K  [_]Form  20-F    [_]  Form  10-Q
                  [_] FormN-SAR   [_] Form N-CSR

For Period Ended: December 31, 2007
[_]   Transition Report on Form 10-K
[_]   Transition Report on Form 20-F
[_]   Transition Report on Form 11-K
[_]   Transition Report on Form 10-Q
[_]   Transition Report on Form N-SAR
For the Transition Period Ended:

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION


Perma-Fix Environmental Services, Inc.
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Full Name of Registrant


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Former Name if Applicable


8302 Dunwoody Place, Suite 250
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Address of Principal Executive Office (Street and Number)


Atlanta, Georgia 30350
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City, State and Zip Code


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PART II -- Rules 12b-25(b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 10KSB, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10QSB or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition or portion thereof, could not be filed within the prescribed time period.

      The registrant will not file its Form 10-K by March 17, 2008 due to the divestiture and pending divestiture of certain facilities/operations within its Industrial Segment. With the many adjustments and valuations required, and the requirement to recast prior periods consistent with the discontinued operations, the Company requires the extension to ensure that the reported financial statements are accurate. The registrant continues to dedicate significant resources to the preparation of its financial statements.

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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

       Steven T. Baughman               770                      587-9898
      --------------------       ------------------       ----------------------
           (Name)                    (Area Code)            (Telephone Number)

(2) Have all other periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] YES [_] NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X ] YES [_] NO

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On May 18, 2007, our Board of Directors authorized the divestiture of our Industrial Segment. In 2007, the Industrial Segment met the held for sale criteria under Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", and therefore, certain assets and liabilities of the Industrial Segment for current and prior fiscal years will be presented as held for sale, and we have ceased depreciation in 2007of the Industrial Segment's long-lived assets classified as held for sale. The result of operations and cash flows of the Industrial Segment will be reclassified in the Consolidated Financial Statements as discontinued operations for all periods presented.

The registrant estimates that it will have revenues of approximately $54.1 million for fiscal year 2007 for our continuing operations, an increase of $1.3 million from revenues of $52.8 million for fiscal year 2006. The registrant estimates that it will have revenues of approximately $30.4 million and $35.1 million for our discontinued operations for fiscal year 2007 and 2006, respectively. Also, the registrant estimates it will have net income of approximately $.5 million and $5.7 million for our continuing operations for fiscal year 2007 and 2006, respectively, as compared to net loss of approximately $10.0 million and $.9 million for fiscal year 2007 and 2006, respectively for our discontinued operations. Our loss for the current fiscalyear for our discontinued operations includes approximately $6.4 million in asset impairment.


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                     PERMA-FIX ENVIRONMENTAL SERVICES, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 13, 2008           By:   /s/ Steven T. Baughman
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                                     Steven T. Baughman
                                     Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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           Intentional misstatements or omissions of fact constitute
               Federal Criminal Violations (See 18 U.S. C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).

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